ROBERT L. MESSINEO DIRECT LINE 212-310-8835 robert.messineo@weil.com	Weil, Gotshal & Manges LLP 767 FIFTH AVENUE • NEW YORK, NY 10153-0119 (212) 310-8000 FAX: (212) 310-8007 November 5, 2004	AUSTIN BOSTON BRUSSELS BUDAPEST DALLAS FRANKFURT HOUSTON LONDON MIAMI MUNICH PARIS PRAGUE SILICON VALLEY SINGAPORE WARSAW WASHINGTON, D.C.

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Magellan Health Service, Inc. Corporation (File No. 001-06639) S-3 Registration Statement

Ladies and Gentlemen:

        On behalf of our client, Magellan Health Services, Inc., a Delaware corporation (the "Registrant"), we are transmitting herewith via the EDGAR system, for filing pursuant to the Securities Act of 1933, as amended (the "Act"), the Company's Registration Statement on Form S-3 in connection with the registration for continuous offering in accordance with Rule 415 under the Act of up to 857,604 of the Registrant's shares of Ordinary Common Stock, par value $0.01 (the "Common Stock"), subject to possible adjustment of such number of shares in accordance with Rule 416 under the Act, by two of its stockholders, involving an aggregate public offering price of $314,584,020 at current market prices (as determined for purposes of Rule 457(c) under the Act).

        A wire transfer in the amount of $39,858 in payment of the registration fee has been made to the Commission's account at Mellon Bank.

        Inasmuch as this registration statement concerns a contingent offering by the selling stockholders pursuant to Rule 415 "at the market" and not involving an underwriting and based on the undertakings included in Item 17 of Part II of this registration statement and our belief in the absence in the circumstances of any of the factors referred to in subparagraphs (1) through (7) of paragraph (b) of Rule 461, the Registrant will be contacting the Staff to seek acceleration of the effectiveness of this registration statement as soon as practicable.

        The Staff may direct any questions or comments regarding the Registration Statement to the undersigned at 212-310-8835.

Very truly yours,
/s/ ROBERT L. MESSINEO Robert L. Messineo
cc w. encl.:	Mark S. DeMilio Acting General Counsel Magellan Health Services, Inc.

Enclosures